Mail Stop 3561

June 23, 2006

Randy Mosely
2707 South Cooper
Suite 119
Arlington, TX 76015

> **Re: Urban Television Network Corporation**
> **File No 33-58972**
> **Form 8-K: Filed June 20, 2006**

Dear Mr. Mosely:

We have reviewed the above referenced filing and have the following comment. We believe you should revise your filing in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Exhibit 16:

1. Please file a letter from your former accountant indicating whether or not they agree with your disclosures in the Form 8-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact me at 202-551-3307, or in my absence, Robert Benton at 202-551-3804 with any questions.

Sincerely,

Theresa Messinese